UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

 ☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                     to

Commission File Number 001-33046

WACCAMAW BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST
(Full title of the plan)

WACCAMAW BANKSHARES, INC.
(Exact name of registrant as specified in its Charter)

NORTH CAROLINA	52-2329563
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

110 North J.K. Powell Boulevard, Whiteville, N.C.	28472
(address of principal executive offices)	(Zip Code)

WACCAMAW BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Financial Statements and Supplemental Schedule
Years-ended December 31, 2010 and 2009

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statements of changes in net assets available for benefits	3

NOTES TO FINANCIAL STATEMENTS	4 - 12

SUPPLEMENTAL SCHEDULE
1 - Schedule H, Line 4i - Schedule of assets (held at end of year)	13

EXHIBIT INDEX	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Waccamaw Bank Employees’ Savings & Profit Sharing Plan and Trust
Whiteville, North Carolina

We have audited the accompanying statements of net assets available for benefits of Waccamaw Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Waccamaw Bank Employees’ Savings & Profit Sharing Plan and Trust as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the years ended   December 31, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Elliott Davis, PLLC

Greenville, South Carolina
July 13, 2011

WACCAMAW BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2010	2009
ASSETS
Investments, at fair value	$1,433,080	$1,422,934

Receivables
Notes receivable from participants	33,887	32,431
Participant contributions	4,553	25,612

Total receivables	38,440	58,043

Total assets	1,471,520	1,480,977

LIABILITIES
Excess contributions payable	10,570	22,426
Other	-	5,529
Total liabilities	10,570	27,955

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	1,460,950	1,453,022

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(1,539)	(793)

NET ASSETS AVAILABLE FOR BENEFITS	$1,459,411	$1,452,229

The accompanying notes are an integral part of these financial statements.

WACCAMAW BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the years ended
	December 31,
	2010	2009

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of investments	$4,410	$24,010
Dividends and interest	3,307	1,204
Total investment income	7,717	25,214

Interest income on notes receivable from participants	1,631	1,283

Contributions
Participant	119,481	152,729
Employer	-	16,013
Rollovers	17	61,608
Total contributions	119,498	230,350

Total additions	128,846	256,847

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	111,656	47,030
Administrative expenses	10,008	8,466

Total deductions	121,664	55,496

Net increase	7,182	201,351

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	1,452,229	1,250,878

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$1,459,411	$1,452,229

The accompanying notes are an integral part of these financial statements.

WACCAMAW BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Waccamaw Bank (the “Bank”) Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering all employees of the Bank who have completed at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Each year, participants may contribute up to 35 percent of pretax annual compensation, as defined by the Plan. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan, including into Bank common stock, through a unitized common stock fund (the “Stock Fund”). The Bank contributed 50 percent of the first 6 percent of base compensation that a participant contributed to the Plan until March 31, 2009.  The Plan was amended effective April 1, 2009, whereby no employer matching contributions will be made into the Plan beginning on the effective date.

Participant accounts
Each participant’s account is credited with the participant’s and the Bank’s contribution and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Bank’s matching contribution portion and profit sharing contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Notes receivable from participants
Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25 percent to 9.25 percent. Principal and interest is paid ratably through periodic payroll deductions.

Payment of benefits
Upon termination of service, a participant will automatically receive the value of the vested interest in his or her account as a lump-sum distribution, if the vested account balance is less than $500. All other participants may leave the vested balance in the Plan until the year following retirement or reaching the age of 70 ½.

(Continued)

NOTE 1 - DESCRIPTION OF THE PLAN, Continued

Forfeited accounts
Forfeited balances of terminated participants’ non-vested accounts will be used first to reduce future Bank contributions. At December 31, 2010 and 2009, there were no unallocated forfeited non-vested accounts. Also, in 2010 and 2009, no forfeitures were used to reduce Bank contributions or expenses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan has made investments in investment contracts through its stable value fund holdings. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan.

Payment of benefits
Benefits are recorded when paid.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Administrative expenses
Administrative expenses are paid by the Plan and the Bank as defined by the Plan. Fees paid by the Plan for the years ended December 31, 2010 and 2009 totaled approximately $10,000 and $8,000, respectively. Fees paid by the Bank for each the years ended December 31, 2010 and 2009 totaled approximately $5,000.

Subsequent events
The Plan has evaluated subsequent events through the date the financial statements were available to be issued.

Reclassifications
Certain prior year accounts have been reclassified to conform to the current year presentation in the accompanying financial statements.

Recently issued accounting pronouncements
In September 2010, the Financial Accounting Standards Board (the “FASB”) issued an amendment, Plan Accounting – Defined Contribution Pension Plans Topic 962: Reporting Loans to Participants by Defined Contribution Pension Plans, Accounting Standards Update ("ASU") 2010-25, which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans.  This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  This amendment was effective for periods ending after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented.

This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment.  This adoption resulted in a reclassification of participant loans totaling $33,887 and $32,431 from investments to notes receivable from participants as of December 31, 2010 and 2009, respectively. There was no impact to the net assets available for benefits as of December 31, 2010 and 2009, as a result of the adoption.

In January 2010, the FASB issued an amendment, Fair Value Measurements and Disclosures - Improving Disclosures about Fair Value Measurements ASU 2010-06, which requires new disclosures about transfers of financial assets and liabilities between levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective and adopted for periods beginning on or after December 15, 2009. No impact upon adoption was noted since the Plan had no level transfers during the respective period. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010. The Plan currently has no investments in Level 3 assets.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

FASB ASU 2009-12, Calculate Net Asset Value per Share (or Its Equivalent) amended the FASB Accounting Standards Codification (“ASC”) 820 to allow entities to use net asset value ("NAV") per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting.  Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

NOTE 3 - STABLE VALUE FUND

Invesco Pentegra Stable Value Fund is comprised of fully benefit-responsive contracts and is therefore valued at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The following is a reconciliation of fair value of the investments to contract value as identified in the certified statements:
	December 31,
	2010	2009
Investments at fair value	$1,433,080	$1,422,934
Adjustment to contract value	(1,539)	(793)
Investments at contract value	$1,431,541	$1,422,141

NOTE 4 - FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets.
•	Quoted prices for identical or similar assets or liabilities in inactive markets.
•	Inputs other than quoted prices that are observable for the asset or liability.
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

(Continued)

NOTE 4 - FAIR VALUE MEASUREMENTS, Continued

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common collective trust funds: Valued at the closing price reported on the active market on which the individual securities that comprise the trust are traded.
Certificate of deposits and money market fund: Valued at the NAV of shares held by the Plan at year-end.
Employer securities, common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Assets at fair value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Common collective trusts
Growth funds	$-	$192,535	$-	$192,535
Value funds	-	149,942	-	149,942
Income funds	-	93,889	-	93,889
Index funds	-	639,183	-	639,183
Real estate funds	-	5,728	-	5,728
Money market fund	-	120,587	-	120,587
Unitized stock fund:
Employer securities, common stock	85,664	-	-	85,664
Federated government obligations fund	-	4,139	-	4,139
Unitized certificate of deposit fund:
Waccamaw Bank certificate of deposit, 1.84%, maturing April 23, 2011	-	111,367	-	111,367
Waccamaw Bank certificate of deposit, 1.69%, maturing May 20, 2011	-	16,271	-	16,271
Federate government obligations fund	-	13,775	-	13,775

Total assets at fair value	$85,664	$1,347,416	$-	$1,433,080

(Continued)

NOTE 4 - FAIR VALUE MEASUREMENTS, Continued

	Assets at fair value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Common collective trusts
Growth funds	$-	$172,850	$-	$172,850
Value funds	-	117,970	-	117,970
Income funds	-	92,743	-	92,743
Index funds	-	550,949	-	550,949
Real estate funds	-	4,211	-	4,211
Money market fund	-	98,751	-	98,751
Unitized stock fund:
Employer securities, common stock	217,701	-	-	217,701
Federated government obligations fund	-	17,861	-	17,861
Unitized certificate of deposit fund:
Waccamaw Bank certificate of deposit, 1.69% maturing May 20, 2010	-	15,999	-	15,999
Federate government obligations fund	-	133,899	-	133,899

Total assets at fair value	$217,701	$1,205,233	$-	$1,422,934

Changes in fair value and related gains and losses
During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) had a net appreciation in value of $4,410 and $24,010, respectively.

Investment income:	2010	2009
Common collective trusts	$145,855	$33,115
Employer securities, common stock	(141,445)	(9,105)
Interest and dividends	3,307	1,204

Total investment income	$7,717	$25,214

The fair values of the investments that represent 5 percent or more of the Plan’s net assets are as follows:
	December 31,
	2010		2009
Employer securities, common stock	$85,664		$217,701
S&P Midcap Index Securities Lending Series Fund	211,676		174,269
S&P Growth Index Securities Lending Series Fund	192,535		172,701
Waccamaw Bank Certificate of Deposit, 1.84%, maturing April 23, 2011	111,367		-
S&P Value Index Securities Lending Series Fund	149,942		117,870
S&P 500 Flagship Securities Lending Series Fund	106,564		100,025
Government Short Term Investment Fund	120,587		98,751
Moderate Strategic Balanced Securities Lending Series Fund	107,828		85,201
Daily EAFE Index Securities Lending Series fund	68,449	*	80,707
Conservative Strategic Balanced Securities Lending Fund	74,629		55,340	*
Federated government obligations fund	17,914	*	151,760

*	Does not represent five percent for respective year

NOTE 5 - RELATED-PARTY TRANSACTIONS

Certain Plan investments are unitized funds, managed by Reliance Trust Company, which is the Plan trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to related parties for investment management services approximated $1,000 for each of the years ended December 31, 2010 and 2009. See Note 2 for additional information regarding administrative fees paid by the Plan.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has since been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be substantiated upon examination by the related taxing authorities.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for the years prior to 2004.

NOTE 8 - RISKS AND UNCERTAINTIES

Concentration of credit risk
The Plan invests certain Plan assets in the holding company of the Bank (“Company”) common stock through a unitized stock fund. It is reasonably possible that a decline in the value of the Company’s common stock could occur and that such a change could severely impact participant account balances and the amounts reported on the statements of net assets available for benefits. At December 31, 2010 and 2009, the Plan held $85,664 and $217,701, respectively, in the Company’s common stock through the Stock Fund. These investments comprised approximately 6 and 15 percent of Plan assets at December 31, 2010 and 2009, respectively. The Company’s stock price was valued at $1.13 and $3.00 at December 31, 2010 and 2009, respectively.

(Continued)

NOTE 8 - RISKS AND UNCERTAINTIES, Continued

Subsequent to year end, the Company’s stock price declined from $1.13 at December 31, 2010 to $0.75 at the date of this report. During this subsequent period, the Company was considered delinquent and has not completed certain annual and quarterly regulatory filings with the Securities and Exchange Commission, as the audit of the Company as of and for the year-ended December 31, 2010, had not been completed or issued. Due to this circumstance, the Company received notification from its listing stock exchange that the stock would be delisted, unless certain regulatory and exchange requirements were met. At the date of this report, the Company had not met these requirements.

Other risks
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changed in the values of investment securities will occur in the near term and that such changed could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$1,459,411	$1,452,229
Current year participant contribution receivable not reported on Form 5500	(4,553)	(25,612)
Excess contributions not reported on Form 5500	10,570	22,426
Adjustment from contract value to fair value	-	793

Net assets available for benefits per Form 5500	$1,465,428	$1,449,836

The following is a reconciliation of net increase in net assets per the financial statements to Schedule H of the Form 5500:

	For the years ended
	December 31,
	2010	2009
Net increase in net assets per the financial statements	$7,182	$201,351
Current year receivables not reported on Form 5500	(4,553)	(25,612)
Prior year receivables not reported on Form 5500	25,612	9,358
Excess contributions not reported on Form 5500	10,570	22,426
Prior year excess contributions reported on Form 5500	(24,760)	-
Other	1,541	1,132

Net change in net assets per Schedule H of Form 5500	$15,592	$208,655

NOTE 10 - EXCESS CONTRIBUTIONS

Participant contributions for the years ended December 31, 2010 and 2009 are shown net of excess of $10,570 and $22,426, respectively. These excess contributions were refunded to certain active participants as required to satisfy the relevant nondiscrimination provisions of the Plan.

WACCAMAW BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST
EIN 56-2002371
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b)		(c)			(d)	(e)
			Description of investment
Identity	Identity of issue,		including maturity date, rate
of party	borrower, lessor,		of interest collateral, par				Current
involved	or similar party		or maturity date			Cost	value

	State Street Bank and Trust Company		Aggressive Strategic Balanced Securities Lending Fund	1,463.088	units	**	$ 18,874
	State Street Bank and Trust Company		Conservative Strategic Balanced Securities Lending Fund	4,138.250	units	**	74,629
	State Street Bank and Trust Company		Daily EAFE Index Securities Lending Fund	3,574.561	units	**	68,449
	State Street Bank and Trust Company		Long US Treasury Index Securities Lending Series Fund	2,283.894	units	**	31,682
	State Street Bank and Trust Company		Moderate Stratregic Lending Series Fund	6,924.495	units	**	107,828
	State Street Bank and Trust Company		NASDAQ 100 Index Non-Lending Series Fund	142.407	units	**	1,992
	State Street Bank and Trust Company		Invesco Pentegra Stable Value Fund	4,433.729	units	**	53,781	***
	State Street Bank and Trust Company		REIT Index Non-Lending Series Frund	212.995	units	**	5,728
	State Street Bank and Trust Company		Russell 2000 Index Securities Lending Fund	1,807.433	units	**	49,171
	State Street Bank and Trust Company		S&P 500 Flagship Securities Lending Series Fund	408.219	units	**	106,564
	State Street Bank and Trust Company		S&P Growth Index Securities Lending Series Fund	15,435.059	units	**	192,535
	State Street Bank and Trust Company		S&P Midcap Index Securities Lending Series Fund	6,261.896	units	**	211,676
	State Street Bank and Trust Company		S&P Value Index Securities Lending Series Fund	13,991.163	units	**	149,942
	State Street Bank and Trust Company		Passive Bond Market Index Securities Lending Fund	312.788	units	**	6,887
	State Street Bank and Trust Company		Government Short Term Investment Fund	120,587.040	units	**	120,587
*	Waccamaw Bankshares Inc.		Common Stock	75,809.000	shares	**	85,664
*	Waccamaw Bank		Certificate of Deposit, 1.84%, maturing April 23, 2011	111,366.960	units	**	111,367
*	Waccamaw Bank		Certificate of Deposit, 1.69%, maturing May 20, 2011	16,271.600	units	**	16,271
	Federated Investors Inc.		Federated Government Obligations Fund	17,913.940	units	**	17,914
*	Notes receivable from participants	(1)	Interest Rates of 4.25%-9.25%				33,887

							$ 1,465,428

*	Indicates a party-in-interest to the Plan
**	Cost information omitted due to participant-directed funds
***	Represents contract value of the Invesco Stable Value Fund; fair value is $55,320

(1)	FASB issued ASU 2010-25 does not consider notes receivable from participants to be investments whereas the Form 5500 requires that notes receivable from participants be listed as investments

Waccamaw Bank Employees’ Savings & Profit Sharing Plan and Trust

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 14, 2011	Waccamaw Bank Employees’ Savings & Profit Sharing Plan and Trust

	By:	/s/ David A. Godwin

Senior Vice President and Chief Financial Officer
(Authorized Officer and Principal Financial Officer)

Waccamaw Bank Employees’ Savings & Profit Sharing Plan and Trust

Exhibit Index

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm